Exhibit 3-a
STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF

STANDARD COMMERCE, INC.

Standard Commerce, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), does hereby certify:

FIRST:  That by written consent in lieu of meeting dated December 10, 2007, the Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of the amendments by the stockholders.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended as follows:

By changing Article I thereof so that, as amended, said Article shall be and read as follows:

ARTICLE I
NAME
            The name of the Corporation is China Jianye Fuel, Inc. (the “Corporation”).

By changing Article IV to effect a reverse split of the Corporation’s common stock so that, as amended, said Article shall be and read as follows:

ARTICLE VI
CAPITAL STOCK

A. The total number of shares of stock which the Corporation shall have authority to issue is 201,000,000, of which 200,000,000 shares shall be designated common stock, par value $.001 per share and of which 1,000,000 shares shall be designated preferred stock, par value $.001 per share.

B. Preferred Stock: Preferred stock may be issued in one or more series. The Board of Directors of the Corporation is vested with the authority to determine and state the designations and preferences, limitations, relative rights and voting rights, if any, of each series by the adoption and filing in accordance with the Delaware General Corporation Law, before the issuance of any shares of such series, of an amendment or amendments to this Certificate of incorporation determining the terms of such series, which amendment need not be approved by the stockholders or the holders of any class or series of shares except as provided by law. All shares of preferred stock of the same series shall be identical.

C. No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

D. The following is a description of each class of stock of the Corporation with the preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and conditions of redemption of each class:

    1.    The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

    2.  Notwithstanding any provision of this Certificate of Incorporation to the contrary, the affirmative vote of a majority of all the votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such action by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

        (a) any amendment of this Certificate of Incorporation;

        (b) the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

        (c) the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation, including its goodwill and franchises;

        (d) the participation by the Corporation in a share exchange (as defined in Delaware General Corporation Law); and

                        (e) the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings relating to the Corporation.

    3.  The Preferred Stock shall have the rights and limitations as prescribed by the Board of Directors

E.
 On January 17, 2007 at 6:00 p.m. Eastern Standard Time (the “Effective Time”) a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each thirteen (13) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into two (2) shares of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

1. Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent (the “Agent”) for cancellation, a certificate(s) (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

2. From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

3. The Corporation will not issue fractional shares.  The number of shares to be issued to each shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

SECOND:  That thereafter, pursuant to resolution of the Board of Directors, stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent in lieu of meeting in accordance with Section 228 of the GCL, consented to the adoption of said amendments by signing a written consent setting forth said amendment and delivered the signed consent to the Corporation as required by the provisions of said Section 228.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

FOURTH:   That the effective date of this amendment shall be January 17, 2008.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 4th day of January, 2008.

/s/ Jianye Wang
Jianye Wang, Chief Executive Officer